UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Evolution Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

30049A107
(CUSIP Number)

John V. Lovoi

10000 Memorial Drive, Suite 550

Houston, Texas 77024

(713) 579-2617

Copies to:

Timothy T. Samson

Thompson & Knight LLP

811 Main Street, Suite 2500

Houston, TX 77002

(713) 951-5842

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049A107
(1)	Names of Reporting Persons
John V. Lovoi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
		(8)	Shared Voting Power	2,438,222 shares
		(9)	Sole Dispositive Power	0
		(10)	Shared Dispositive Power	2,438,222 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			2,438,222 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			7.37% (1)
(14)	Type of Reporting Person (See Instructions)			IN

(1) The percentages reported in this Schedule 13D/A are based upon 33,064,797 shares of common stock outstanding as of September 6, 2019 (according to the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on September 13, 2019). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of September 30, 2019.

CUSIP No. 30049A107
(1)	Names of Reporting Persons
JVL Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	0
		(8)	Shared Voting Power	2,438,222 shares
		(9)	Sole Dispositive Power	0
		(10)	Shared Dispositive Power	2,438,222 shares
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			2,438,222 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			7.37% (1)
(14)	Type of Reporting Person (See Instructions)			OO

(1) The percentages reported in this Schedule 13D/A are based upon 33,064,797 shares of common stock outstanding as of September 6, 2019 (according to the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on September 13, 2019). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of September 30, 2019.

CUSIP No. 30049A107
(1)	Names of Reporting Persons
Navitas Fund LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	187,199 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	187,199 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			187,199 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			0.57% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,064,797 shares of common stock outstanding as of September 6, 2019 (according to the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on September 13, 2019). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of September 30, 2019.

CUSIP No. 30049A107
(1)	Names of Reporting Persons
Hephaestus Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	745,400 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	745,400 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			745,400 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			2.25% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,064,797 shares of common stock outstanding as of September 6, 2019 (according to the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on September 13, 2019). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of September 30, 2019.

CUSIP No. 30049A107
(1)	Names of Reporting Persons
Panakeia Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	154,086 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	154,086 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			154,086 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			0.47% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,064,797 shares of common stock outstanding as of September 6, 2019 (according to the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on September 13, 2019). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of September 30, 2019.

CUSIP No. 30049A107
(1)	Names of Reporting Persons
Children's Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	126,677 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	126,677 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			126,677 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			0.38% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,064,797 shares of common stock outstanding as of September 6, 2019 (according to the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on September 13, 2019). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of September 30, 2019.

CUSIP No. 30049A107
(1)	Names of Reporting Persons
Belridge Energy Advisors, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Delaware, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	945,000 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	945,000 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			945,000 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			2.86% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,064,797 shares of common stock outstanding as of September 6, 2019 (according to the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on September 13, 2019). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of September 30, 2019.

CUSIP No. 30049A107
(1)	Names of Reporting Persons
JVL Partners, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)			WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)			☐
(6)	Citizenship or Place of Organization		Texas, United States
	Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	279,860 shares
		(8)	Shared Voting Power	0
		(9)	Sole Dispositive Power	279,860 shares
		(10)	Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person			279,860 shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐
(13)	Percent of Class Represented by Amount in Row (11)			0.85% (1)
(14)	Type of Reporting Person (See Instructions)			PN

(1) The percentages reported in this Schedule 13D/A are based upon 33,064,797 shares of common stock outstanding as of September 6, 2019 (according to the Annual Report on Form 10-K filed by the issuer with the Securities and Exchange Commission on September 13, 2019). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13D/A are, subject to the prior sentence, as of September 30, 2019.

This Amendment No. 12 to Schedule 13D (this “Amendment No. 12”) is being filed with respect to the common stock, par value $0.001 per share (the “Evolution Common Stock”), of Evolution Petroleum Corporation, a Nevada corporation (“Evolution”), to amend the Schedule 13D filed on November 3, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 14, 2009 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on November 18, 2011 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on October 30, 2012 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on March 13, 2014 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on December 4, 2014 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on February 17, 2015 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D filed on May 25, 2018 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D filed on June 8, 2018 (“Amendment No. 8”), Amendment No. 9 to the Original Schedule 13D filed on June 26, 2018 (“Amendment No. 9”), Amendment No. 10 to the Original Schedule 13D filed on July 3, 2018 (“Amendment No. 10”) and Amendment No. 11 to the Original Schedule 13D filed on July 24, 2019 (“Amendment No. 11”, and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10, the “Schedule 13D”) and is being filed on behalf of Mr. John V. Lovoi, JVL Advisors, LLC, Belridge Energy Advisors, LP, Navitas Fund LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, Children’s Energy Fund, LP (collectively, the “Reporting Persons” and each a “Reporting Person”). This Amendment No. 12 is being filed to update the beneficial ownership of the Reporting Persons hereto and to remove Asklepios Energy Fund, LP, LVPU, LP and Luxiver, LP from the Schedule 13D, because, as a result of the transactions described in Item 5(c) of this Amendment No. 12, they no longer own any shares of Evolution Common Stock.

Except as provided herein, this Amendment No. 12 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2. Identity and Background.

The information in Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)          This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934 (the “Act”), as amended:

(i)                John V. Lovoi, a citizen of the United States of America (“Mr. Lovoi”);

(ii)               JVL Advisors, LLC, a Texas limited liability company (“JVL Advisors”);

(iii)              Belridge Energy Advisors, LP, a Delaware limited partnership (“Belridge”);

(iv)              Navitas Fund, LP, a Texas limited partnership (“Navitas”);

(v)               JVL Partners, LP, a Texas limited partnership (“JVL Partners”);

(vi)              Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”)

(vii)             Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”); and

(viii)            Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A hereto, which is incorporated herein by reference.

(b)          The business address of each of the Reporting Persons is 10000 Memorial Dr., Suite 550, Houston, Texas 77024.

(c)          The principal business activities of JVL Partners, Navitas, Hephaestus, Panakeia, Children’s, and Belridge (collectively, the “Partnerships”) consist of private investment in oil and gas related opportunities. The principal business of JVL Advisors is serving as an investment manager and a controlling person of various investment funds, including the Partnerships. Mr. Lovoi’s principal business activity consists of acting as a managing member of each of JVL Advisors, Peninsula – JVL Capital Advisers, LLC and Lobo Baya, LLC, each of which is the controlling entity of various investment funds.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          JVL Advisors is a Texas limited liability company; Mr. Lovoi is a citizen of the United States of America; Navitas is a Texas limited partnership; Hephaestus is a Delaware limited partnership; Panakeia is a Delaware limited partnership; Children’s is a Delaware limited partnership; Belridge is a Delaware limited partnership; JVL Partners is a Texas limited partnership.

Item 3. Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Schedule 13D.

Item 4. Purpose of Transaction.

No modification is made to Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) – (b) The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Act and is based on 33,064,797 shares of Evolution Common Stock outstanding, which is the total number of shares of Evolution Common Stock outstanding as of September 6, 2019 as reported in Evolution's Annual Report on Form 10-K, filed with the Securities and Exchange Commission ("SEC") on September 13, 2019. The information provided in the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference.

(i)               Mr. Lovoi does not directly own any shares of Evolution Common Stock. As described on Schedule A hereto, Mr. Lovoi is a managing member of the ultimate controlling entity of each of Belridge and the Partnerships and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to 2,438,222 shares of Evolution Common Stock collectively held by these entities, representing approximately 7.37% of Evolution's issued and outstanding shares of Evolution Common Stock.

(ii)             JVL Advisors does not directly own any shares of Evolution Common Stock. JVL Advisors may be deemed to have voting and dispositive power over the Evolution Common Stock owned by the Partnerships and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to 2,438,222 shares of Evolution Common Stock collectively held by these entities, representing approximately 7.37% of Evolution's issued and outstanding shares of Evolution Common Stock.

(iii)            Belridge is the sole owner of, and has the sole power to vote and dispose of, 945,000 shares of Evolution Common Stock (2.86%).

(iv)            Navitas is the sole owner of, and has the sole power to vote and dispose of, 187,199 shares of Evolution Common Stock (0.57%).

(v)             JVL Partners is the sole owner of, and has the sole power to vote and dispose of, 279,860 shares of Evolution Common Stock (0.85%).

(vi)            Panakeia is the sole owner of, and has the sole power to vote and dispose of, 154,086 shares of Evolution Common Stock (0.47%).

(vii)          Hephaestus is the sole owner of, and has the sole power to vote and dispose of, 745,400 shares of Evolution Common Stock (2.25%).

(viii)         Children's is the sole owner of, and has the sole power to vote and dispose of, 126,677 shares of Evolution Common Stock (0.38%).

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)       Except as set forth below with respect to Asklepios Energy Fund, LP, LVPU, LP and Luxiver, LP, there have been no reportable transactions with respect to the Evolution Common Stock by the Reporting Persons during the past 60 days.

Identity of Reporting Person Effecting Transaction:	Date of Transaction:	Amount of Securities Involved:	Average Price Per Share:	Type of Transaction	Where and How Transaction Effected:
Luxiver, LP	9/18/2019	59,431	$6.0236	Sale	Broker – Open Market
Asklepios Energy Fund, LP	9/18/2019	28,445	$6.0236	Sale	Broker – Open Market
LVPU, LP	9/18/2019	12,124	$6.0236	Sale	Broker – Open Market
Luxiver, LP	9/19/2019	59,431	$5.7948	Sale	Broker – Open Market
Asklepios Energy Fund, LP	9/19/2019	28,445	$5.7948	Sale	Broker – Open Market
LVPU, LP	9/19/2019	12,124	$5.7948	Sale	Broker – Open Market
Luxiver, LP	9/20/2019	89,146	$5.8021	Sale	Broker – Open Market
Asklepios Energy Fund, LP	9/20/2019	42,668	$5.8021	Sale	Broker – Open Market
LVPU, LP	9/20/2019	18,186	$5.8021	Sale	Broker – Open Market
Luxiver, LP	9/23/2019	59,431	$5.7871	Sale	Broker – Open Market
Asklepios Energy Fund, LP	9/23/2019	28,445	$5.7871	Sale	Broker – Open Market
LVPU, LP	9/23/2019	12,124	$5.7871	Sale	Broker – Open Market
Luxiver, LP	9/24/2019	74,289	$5.6877	Sale	Broker – Open Market
Asklepios Energy Fund, LP	9/24/2019	35,556	$5.6877	Sale	Broker – Open Market
LVPU, LP	9/24/2019	15,155	$5.6877	Sale	Broker – Open Market
Luxiver, LP	9/25/2019	48,629	$5.6374	Sale	Broker – Open Market
Asklepios Energy Fund, LP	9/25/2019	23,272	$5.6374	Sale	Broker – Open Market
LVPU, LP	9/25/2019	9,919	$5.6374	Sale	Broker – Open Market

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Evolution Common Stock.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1           Joint Filing Agreement dated May 25, 2018 (Incorporated by reference to Amendment No. 7 to Schedule 13D, filed with the Securities and Exchange Commission on May 25, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2019

JVL ADVISORS, LLC

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

/s/ John V. Lovoi

John V. Lovoi

BELRIDGE ENERGY ADVISORS, LP

By: Peninsula - JVL Capital Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

NAVITAS FUND LP

By: JVL Partners, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

JVL PARTNERS, LP

By: JVL Advisors, LLC, its General Partner

By: /s/ John V. Lovoi

Name: John V. Lovoi

Title: Manager

Schedule A

The general partner of Navitas Fund LP is JVL Partners, L.P. The general partner of JVL Partners, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Hephaestus Energy Fund, LP is Hephaestus Energy Fund GP, LP. The general partner of Hephaestus Energy Fund GP, LP is HEF GP, LLC. The sole member and manager of HEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Panakeia Energy Fund, LP is Panakeia Energy Fund GP, LP. The general partner of Panakeia Energy Fund GP, LP is PEF GP, LLC. The sole member and manager of PEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Children’s Energy Fund, LP is Children’s Energy Fund GP, LP. The general partner of Children’s Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Belridge Energy Advisors, LP is Peninsula - JVL Capital Advisors, LLC. John V. Lovoi is the sole member and manager of Peninsula - JVL Capital Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of JVL Partners, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.